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EXHIBIT 10.9
LETTER AGREEMENT WITH BRUCE PARKER

November 15, 1999

Mr. Bruce D. Parker

Dear Bruce:

We are very pleased to offer to you the position of Executive Vice President of Sapient. Your start date will on or prior to December 20, 1999. If you are in agreement with the following terms please acknowledge your agreement with your signature at the end of this letter and return copy to me.

POSITION

Executive Vice President reporting to Jerry Greenberg, Co-CEO. Your responsibilities will include internal development of the company organization, management and infrastructure to sustain and promote growth, external development of the company in new market development, International development, merger and acquisitions, large client development and major customer deal development. This responsibility will include the recruiting and hiring of other senior leaders.

SAPIENT BOARD MEMBER

You will not be asked to resign from the Sapient Board of Directors because of your employment with Sapient and you will remain a member of Sapient's Board of Director, unless and until you are removed or not re-elected by the Sapient stockholders. Jerry Greenberg and Stuart Moore agree to nominate for reelection to the Board of Sapient as long as you remain employed by Sapient and to vote their shares in favor of all such re-elections of your to the board. As an employee-director, you will not receive any compensation for your participation on the Board. Notwithstanding anything to the contrary included in Sapient's stock option plans or stock option agreements, the stock options you currently hold as a Board member will continue to vest according to their terms. As an employee-Director, you will have to resign from the Audit and Compensation committee of the Board as of your date of hire.

OUTSIDE BOARD MEMBERSHIP

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you will be allowed to be a member of the Board of Directors of one other company as long as such company is not a competitor of Sapient and your position does not pose any other type of conflict.

LOCATION

It is understood that you will maintain your personal residence in Miami, FL. In addition to other locations, it is expected that you will spend a considerable amount of your time working out of our Cambridge office. As such, Sapient will provide you with an apartment in Cambridge or Boston at Sapient's expense including all reasonable utilities, telephone service charges and miscellaneous living expenses. Sapient will also reimburse you for your reasonable travel expenses incurred in commuting to and from work from your Miami residence. In the event you decide to relocate to Sapient's headquarters, or any other Sapient location, Sapient will reimburse you for reasonable relocation expenses including closing costs associated with the purchase and/or sale of a primary residence, attorneys' fees, brokers' fees, recording of deeds and mortgages, municipal liens, certified plot plans, document preparation, parking and moving of your household goods, expenses incurred for two house hunting trips associated with your relocation and other expenses typically reimbursed for relocation of other senior executives of Sapient. In the event you resign from Sapient prior to one year from being reimbursed for relocation expenses, you agree to repay to Sapient such expenses within 30 days of your departure.

COMPENSATION

Your annual base salary will be $325,000, paid twice monthly. Your base salary will be reviewed annually by Mr. Greenberg, Co-CEO, and the Board of Directors, for potential increases taking into consideration your performance, Sapient's financial condition and compensation competitiveness.

BONUS CASH COMPENSATION

In addition to your base salary, your cash compensation includes an annual cash bonus target of $175,000. This performance incentive ("PI") target amount may be increased annually with or without any increase of base salary.

SIGN-ON BONUS

Within 15 days of your first day of employment, you will be paid $450,000 as a partial offset of the your loss of cash bonus and restricted stock from your current employer as a result of leaving such employment to join Sapient. In the event you resign from, or
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are terminated by Sapient for "cause" (defined below) prior to your third anniversary, you will repay this bonus, or a portion thereof, within 30 days of your departure. If you do leave Sapient prior to your third anniversary, the amount to be repaid to Sapient would be calculated as follows: [(36 - the months of employment)/36] times $450,000. Such repayment amount would be reduced by any income taxes or wage-based taxes paid by you or withheld by Sapient on this bonus. You agree to forward to Sapient any tax advantages from repayment that should result to you that would exceed a neutral tax position.

DEFERRED COMPENSATION AND 401k PLAN CONTRIBUTIONS CAP

Before your start date we agree to work with you to structure the payout of your 1999 and 2000 cash compensation over time so that you are able to defer your cash compensation, including 401(k) company matches, to future years if you wish. You agree that after your start date, you will work on the potential creation of a Sapient deferred compensation plan with a rabbi like trust to enable Sapient executives to defer up to 100% of their cash compensation.

STOCK OPTIONS

In addition to your cash compensation, you will be granted stock options to purchase Sapient common stock as set forth below. All such stock options will have a term of ten years form the date of grant and will be granted at the closing price of the Sapient common stock on the date of grant. Unless otherwise set forth in this letter or your option agreements, all your options will vest 25% per year over four years beginning on the first day of the month following the grant date. All your options will be incentive stock options to the extent permissible under, and up to the limits permitted by, the Internal Revenue Code. The Grant 1 and 2 options set forth below do account for our November 1999 two for one stock split and are stated on a post-split basis. The Grant 3 option grant will be adjusted for any future stock splits or changes in Sapient's capitalization.

Grant 1 - 75,000 shares on or within 10 days of your first day of employment Grant 2 - 50,000 shares within 90 days following January 1, 2000 Grant 3 - Between 75,000 and 125,000 options within 90 days following January 1, 2001

The actual number of shares to be granted for Grant 3 will be calculated as follows: 100,000 times 1.30 times the Grant 2 exercise price dividend by the closing price of the Sapient common stock on the day of grant of Grant 3. In any event, the total number of options granted for Grant 3 will not exceed 125,000 shares or be less than 75,000 shares.
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ADDITIONAL ANNUAL OPTION GRANTS

Annually beginning in 2001, you will be eligible to receive additional stock option grants. The number of options granted to you will be at least equal to the average number of option grants being granted to other senior executives reporting to a Co-CEO and who have demonstrated similar performance as you.

RETIREMENT

You may retire at age 60 or an earlier age if agreeable to Sapient and you will receive full retiree benefits to the extent allowable under Sapient's benefit plans and such benefits will not be discounted in relation to your age or years of service at retirement. Sapient does not currently have a defined retirement benefits plan. However, we agree to establish such a Plan that is reasonable and customary for a firm like Sapient. Notwithstanding anything to the contrary included in Sapient's stock option plans or stock option agreement, all unvested stock options held by you at the time of your retirement will vest immediately in full on your retirement date.

CHANGE OF CONTROL / TERMINATION WITHOUT CAUSE / RESIGNATION FOR GOOD REASON

In the event of (a) an unsolicited take over of Sapient where over 50 percent of Sapient's outstanding shares are acquired, or (b) an offer is made and accepted that would result in the change of the board of directors or of Mr. Greenberg as a co-CEO, or involve the dissolution or merger of Sapient with another company, (a "Change of Control"), then notwithstanding anything to the contrary included in Sapient's stock option plans or stock option agreements, all options granted to you prior to the Change of Control will vest immediately on the date the Change of Control is consummated and the term of such options shall continue unchanged. In addition, you will receive a cash amount equal to three times your then base salary and annual PI target. Such amount will be paid to you in one lump sum following the consummation of the Change of Control.

In the event of a solicited merger or acquisition that would result in a merged or acquiring company where more than 50 percent of the board of directors is no longer made up of the previous members of the Sapient board of directors or Mr. Greenberg does not remain as a co-CEO (a "Merger Event"), then notwithstanding anything to the contrary included in Sapient's stock option plans or stock option agreements, the number of months of employment under your option agreements will increase by 24 months thus accelerating the vesting of your options by 24 months.
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For the period of 24 months immediately following a Change of Control or Merger
Event, if you are terminated other than for "cause" or you resign because you are assigned a new role of responsibilities that are substantially inconsistent with your position, role or responsibilities as an Executive Vice President, then notwithstanding anything to the contrary included in Sapient's stock option plans or stock option agreements, any then remaining unvested options held by you will vest immediately and the term of the options shall continue. In addition, you will receive a cash amount equal to two times your then annual base salary and PI target amount. Such amount will be paid to you in equal installments throughout the two year period following your departure.

If there is no Change of Control or Merger Event but you are terminated by Sapient other than for "cause", then, notwithstanding anything to the contrary in Sapient's stock option plans or stock option agreements, the number of months of employment under your agreements will increase by 24 months thus accelerating the vesting of your options by 24 months and the original term of the options shall continue. If Mr. Greenberg is the co-CEO at the time of your termination, then as severance you will be paid an amount equal to one year of your then annual base salary and PI target and such amount shall be paid to you in equal installments throughout the one year period following your termination. If Mr. Greenberg is not the co-CEO at the time you are terminated without cause, then as severance you will be paid an amount equal to two years of your then annual base salary and PI target and such amount shall be paid to you in equal installments throughout the two year period following your termination.

For purposes of this letter, "cause" means (a) having admitted to, or been convicted of a felony or any crime involving moral turpitude; (b) the abandonment of your duties for 30 days or more; (c) any breach by you of the Non-Disclosure, Non-Solicitation and Non-Competition Agreement to be entered into between you and Sapient; or (d) you have committed a material act that is in direct conflict to normally accepted standards of corporate ethics and that could reasonably be determined to damage Sapient's business, reputation or financial condition or results of operations.

Upon your departure from Sapient, for whatever reason, you will not be entitled to receive any cash payments or have any of the vesting of your stock options accelerated as described in this letter if you have violated any terms of your Non-Disclosure, Non-Solicitation and Non-Competition Agreement.

In the event your options are accelerated or you are paid severance or other cash payments upon your departure from Sapient as described above, you agree that in consideration of such payments or option acceleration, you will fully, forever,
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irrevocably and unconditionally release, remise and discharge Sapient, its officers, directors, stockholders, corporate affiliates, attorneys, agents and employees ("Sapient Affiliates") from any and all claims, charges, complaints, demands, actions, causes of actions, suits, rights, debts, sums of money, costs, accounts, reckonings, covenants, contracts, agreements, promises, doings, omissions, damages, executions, obligations, liabilities and expenses (including attorneys' fees and costs), of every kind and nature which you ever had or now have against Sapient or any Sapient Affiliate. You further agree not to bring any complaints, charges or claims against Sapient or any Sapient Affiliate with respect to any matters arising out of your employment with Sapient.

VACATION

You will be eligible for 4 weeks of paid vacation in each calendar year beginning in 2000.

INSURANCE

Following your hire date, you agree to review Sapient's life insurance benefits with the intent to potentially create a life insurance benefit for Sapient's executive officers.

CONTRACT

To the extent that either of us believe that this agreement needs to be embodied in a formal contract we agree to develop in good faith such contract agreements.



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Jerry A. Greenberg                                    Bruce D. Parker
Co-CEO